Report of Independent Public Accountants



To the Stockholders of Perini Corporation:

We have audited the accompanying combined balance sheet of the joint ventures identified in Note 1 as of December 31, 1997, and the related combined statements of income, venturers' equity and cash flows for the year then ended. These financial statements are the responsibility of the joint venturers' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the joint ventures identified in Note 1 as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP



Boston, Massachusetts
March 25, 1998

                                                                   Exhibit 99.1


                               Perini Corporation
              Combined Balance Sheet of Significant Joint Ventures
                      For the Year Ended December 31, 1997
                                 (In thousands)



ASSETS

Current Assets:

    Cash and Cash Equivalents                                 $     37,978
    Accounts Receivable - Contracts, including Retainage
      of $35,243 (Note 2)                                          113,072
    Due from Perini Corporation                                     20,600
    Unbilled Work (Note 2)                                          49,618
    Equipment Held for Sale                                         10,024
    Other Current Assets                                               286
                                                            --------------
Total Current Assets                                               231,578
                                                            --------------
Property, Plant & Equipment                                         17,427
Less - Accumulated Depreciation                                    (16,829)
                                                            --------------
                                                                       598
                                                            --------------
TOTAL ASSETS                                                  $    232,176
                                                            ==============

LIABILITIES
Current Liabilities:

    Accounts Payable, including Retainage
      of $19,239 (Note 2)                                     $    111,661
    Accrued Expenses                                                 6,832
    Deferred Contract Revenue (Note 2)                              30,472
    Other Current Liabilities                                        5,507
                                                            --------------
Total Current Liabilities                                          154,472
                                                            --------------
Contingencies and Commitments (Note 3)
VENTURERS' EQUITY
Perini Corporation                                                  41,168
Other Venturers                                                     36,536
                                                            --------------
Total Venturers' Equity                                             77,704
                                                            --------------
TOTAL LIABILITIES AND VENTURERS' EQUITY                       $    232,176
                                                            ==============

The accompanying notes are an integral part of these financial statements.

                                                                   Exhibit 99.1


                               Perini Corporation
           Combined Statement of Income of Significant Joint Ventures
                      For the Year Ended December 31, 1997
                                 (In thousands)







Contract Revenues (Note 2)                           $      622,419
                                                     --------------
Cost of Operations:

         Materials, Supplies and Subcontracts               469,414
         Salaries and Wages                                  84,874
         Depreciation                                        16,292
                                                     --------------
Total Contract Costs                                        570,580
                                                     --------------
Income from Operations                                       51,839
Interest Income                                               3,155
Other Income/(Expense)                                          745
                                                     --------------
Net Income                                           $       55,739
                                                     ==============























The accompanying notes are an integral part of these financial statements.

                                                                   Exhibit 99.1


                               Perini Corporation
      Combined Statement of Venturers' Equity of Significant Joint Ventures
                      For the Year Ended December 31, 1997
                                 (In thousands)







                                 Perini             Other
                               Corporation        Venturers          Total
                            -----------------  ----------------  -------------
Balance, December 31, 1996  $          40,064  $        31,401   $      71,465
Capital Distributions                  (9,340)          (7,660)        (17,000)
Net Income                             25,394           30,345          55,739
Profit Distributions                  (14,950)         (17,550)        (32,500)
                            -----------------  ----------------  -------------
Balance, December 31, 1997  $          41,168  $        36,536   $      77,704
                            =================  ================  =============



























The accompanying notes are an integral part of these financial statements.

                                                                   Exhibit 99.1


                               Perini Corporation
         Combined Statement of Cash Flows of Significant Joint Ventures
                      For the Year Ended December 31, 1997
                                 (In thousands)




CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income                                                    $    55,739
Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
  Depreciation                                                     16,292
    Changes in Operating Assets and Liabilities:
      (Increase) Decrease in Accounts Receivable                  (14,744)
      (Increase) Decrease in Unbilled Work                        (39,037)
      (Increase) Decrease in Due from Perini Corporation            9,100
      (Increase) Decrease in Other Current Assets                     677
      Increase (Decrease) in Accounts Payable                      30,458
      Increase (Decrease) in Accrued Expenses                        (923)
      Increase (Decrease) in Deferred Contract Revenue            (11,583)
      Increase (Decrease) in Other Current Liabilities              4,073
                                                           --------------
Net Cash Provided from Operating Activities                   $    50,052
                                                           --------------

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchases of Property, Plant & Equipment, net             $       (17)
    Proceeds from Disposal of Equipment Held for Sale               3,550
                                                           --------------
Net Cash Provided by Investing Activities                     $     3,533
                                                           --------------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Capital Distributions to Venturers                        $   (17,000)
    Profit Distributions                                          (32,500)
                                                           --------------
Net Cash Used by Financing Activities                         $   (49,500)
                                                           --------------
Net Increase in Cash and Cash Equivalents                     $     4,085

Cash and Cash Equivalents, Beginning of Period                     33,893
                                                           --------------
Cash and Cash Equivalents, End of Period                      $    37,978
                                                           ==============

The accompanying notes are an integral part of these financial statements.

                                                                   Exhibit 99.1


                               Perini Corporation
      Notes to Combined Financial Statements of Significant Joint Ventures
                      For the Year Ended December 31, 1997


[1]  Basis of Combination

Perini Corporation (the "Company"), in the normal conduct of its business, has entered into partnership arrangements, referred to as "joint ventures", for certain construction projects in order to share risk, working capital, bonding and other financial requirements, and in some instances, to obtain more extensive knowledge of a new local construction market or certain unique construction expertise required. Each of the joint venture participants is usually committed to supply a predetermined percentage of capital, as required, and to share in a predetermined percentage of the income or loss of the project. These joint ventures are temporary in nature, generally from three to five years, since they are formed to bid on a specific project, execute the work, if awarded the contract, and are liquidated at the end of the project. While control over the actual construction work performed is normally delegated to the designated joint venture sponsor, usually the partner with a 50% or higher percentage interest in the project, the overall management of the joint venture resides with a Management Committee that requires unanimous approval of certain key operational and financial matters such as the amount of the original bid, ability to borrow funds, incur debt, guarantees and lease commitments and investment policy regarding venture funds. In addition, the Management Committee requires unanimous approval over terms of sale of venture assets, settlement guidelines related to contract claims and any transaction between the joint venture and any of its partners.

In accordance with Rule 3-09 of Regulation S-X, the Company has presented combined financial statements of joint ventures considered to be significant under the test, because the Company believes that reporting the financial results of any one joint venture by itself would not be significant to users and could be detrimental to the Company when negotiating unapproved contract change orders and claims with the owner of the project or could unfairly assist competitors when bidding against the Company on similar contracts in the future. The following joint ventures have been combined in the accompanying financial statements:

            Joint Venture Name                                Type of Work
------------------------------------------  ------------------------------------------------
Perini/ICA/O&G,                             A Joint Venture  Construction  of an
                                            approximately   9  mile   tunnel  in
                                            Chicago,  IL  for  the  Metropolitan
                                            Water   Reclamation    District   of
                                            Greater Chicago.

J.M. Cashman Inc./Kiewit Eastern            Spectacle Island Material Disposal Systems in
Co./Perini Corporation/Guy F.               Boston, MA for the Massachusetts
Atkinson Construction Company, A            Department of Public Works.
Joint Venture

Perini/O&G, A Joint Venture                 Rehabilitation work on the Williamsburg
                                            Bridge in New York City for the New York
                                            City Department of Traffic.
Perini/Kiewit/Cashman, A Joint              Tunnel and road work in Boston, MA for the
Venture                                     Massachusetts Highway Department.

Bridgeton Prison Constructors, A Joint      Construction of a prison in Bridgeton, NJ for
Venture                                     the State of New Jersey, Department of the
                                            Treasury.


                                       5

            Joint Venture Name                                Type of Work
------------------------------------------  ------------------------------------------------
Grow-Perini, A Joint Venture                Rehabilitation work on the Queensboro
                                            Bridge in New York City for the New York
                                            City Department of Transportation, Bureau of
                                            Bridges.

Tutor-Saliba Corporation, Perini            Construction of Phase II at the Hyperion
Corporation and Scott Company of            Waste Water Treatment Plant in Los Angeles,
California, A Joint Venture                 CA for the City of Los Angeles.

Redondo/Perini, A Joint Venture             Railway System and Track project in Puerto
                                            Rico for the Puerto Rico Highways &
                                            Transportation Authority.

Perini/Henderson Constructors, Inc., A      Satellite Terminal at McCarron Airport in Las
Joint Venture                               Vegas, NV for the Board of Commissioners
                                            of Clark County, Nevada.

Perini/Slattery, A Joint Venture            Hudson-Bergen Light Rail Transit project in
                                            New Jersey for the New Jersey Transit
                                            Corporation.


[2]  Significant Accounting Policies

[a]  Long-Term Contracts
Profits from construction joint venture contracts are generally recognized by applying percentages of completion for each year to the total estimated profits for the respective contracts. The percentages of completion are determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, the ventures' policy is to record the entire loss. The cumulative effect of revisions in estimates of total cost or revenue during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. An amount equal to the costs attributable to unapproved change orders and claims is included in the total estimated revenue when realization is probable. Profit from unapproved change orders and claims is recorded in the year such amounts are resolved.

In accordance with normal practice in the construction industry, the joint ventures include in current assets and current liabilities amounts related to construction contracts realizable and payable over a period in excess of one year. Unbilled work represents the excess of contract costs and profits recognized to date on the percentage of completion accounting method over billings to date on certain contracts. Deferred contract revenue represents the excess of billings to date over the amount of contract costs and profits recognized to date on the percentage of completion accounting method on the remaining contracts.

[b]  Income Taxes
The joint ventures have not recorded any provision for income taxes in the accompanying financial statements as such liabilities are the responsibility of the joint venture partners.

[c]  Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates with regard to the accompanying financial statements related to the estimating of final construction contract profit in accordance with accounting for long-term contracts (see Note 2[a]) and estimating potential liabilities in conjunction with certain commitments and contingencies, as discussed in Note 3. Actual results could differ from management's estimates and assumptions.

[d]  Fair Value of Financial Instruments
The joint ventures' financial instruments consist primarily of cash and cash equivalents, contract accounts receivable, accounts payable and accrued expenses. The carrying amount of these financial instruments approximates fair value due to their short-term nature.

[e]  Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated remaining life of the contract.

[f]  Cash and Cash Equivalents
Cash equivalents include short-term, highly liquid investments with original maturities of three months or less.

[3]  Contingencies and Commitments

Certain joint ventures have noncancellable office and equipment leases with varying expiration dates through March 31, 2000. The following is a schedule, by year, of future minimum rental payments required under all operating leases that have initial or remaining noncancellable lease terms as of December 31, 1997:

                              Lease
       Year                Commitments
------------------      ------------------
       1998               $      1,217,062
       1999                      1,052,263
       2000                        128,441
                        ------------------
                          $      2,397,766
                        ==================

Rent expense included in contract costs amounted to $680,846 for the year ended December 31, 1997.

During 1997, a joint venture, in which the Company is a 50% participant, entered into a $5 million line of credit, secured by the joint venture's accounts receivable. The line of credit is available for the duration of the joint venture and is guaranteed by the Company on a joint and several basis, and as of December 31, 1997, no amounts were outstanding under the line.

Contingent liabilities include liability of contractors for performance and completion of joint venture construction contracts. In addition, the joint ventures are defendants in various lawsuits, arbitration and alternative dispute resolution ("ADR") proceedings. In the opinion of management of the various joint ventures, the resolution of these proceedings will not have a material effect on the results of operations or financial condition as reported in the accompanying combined financial statements.

[4]  Related Party Transactions

[a]  Perini Corporation
Significant billings from the Company to a certain joint venture, included in the accompanying combined financial statements, for various services for the year ended December 31, 1997 were as follows:

                                        1997
                                 ------------------
Equipment Rental                   $      1,748,342
Job Material & Labor                     15,513,048
                                 ------------------
                                   $     17,261,390
                                 ==================

The above amounts include contract costs and profit being paid to the Company as a subcontractor to the joint venture. As of December 31, 1997, the subcontract price is $22,725,581. In addition, included in the combined joint ventures' cost of operations are charges for administrative costs including management fees.

[b]  Other Joint Venturers
Included in the combined joint ventures' cost of operations are changes for subcontract labor, rent and other administrative costs, including management fees, that were incurred with the various related parties.

[5]  Employee Benefit Plans

The combined joint ventures contribute to various multi-employer union retirement plans under collective bargaining agreements, which provide retirement benefits for substantially all of its union employees. The Multi-employer Pension Plan Amendments Act of 1980 defines certain employer obligations under multi-employer plans. Information regarding union retirement plans are not available from plan administrators to enable the Company to determine its share of unfunded vested liabilities.

Supervisory   personnel  are  generally   covered  under  the  sponsoring  joint
venturer's plan.